

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2010

<u>**Via U.S. Mail and Fax, 917-256-8008**</u>

Mr. Timothy T. Yates
Chief Financial Officer
Monster Worldwide, Inc.
622 Third Avenue
New York, NY 10017

RE: Monster Worldwide, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed February 24, 2010

File No. 1-34209

Dear Mr. Yates:

      We have completed our review of your annual report on Form 10-K and related filings, and do not, at this time, have any further comments.

           Sincerely,

           /s/ Paul Fischer for
           Larry Spirgel
           Assistant Director